Mail Stop 4561

June 24, 2008

Mr. Anupam Narayan
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

> **Re: Red Lion Hotels Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **File No. 1-13957**

Dear Mr. Narayan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant